FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Final Results

 10 February 2026

AstraZeneca results: FY and Q4 2025

Strong commercial performance and excellent pipeline delivery in a continuing catalyst-rich period

Revenue and EPS summary
	FY 2025	% Change		Q4 2025	% Change
	$m	Actual	CER1	$m	Actual	CER
- Product Sales	55,573	9	9	14,538	9	7
- Alliance Revenue	3,067	39	38	959	34	33
Product Revenue2	58,640	10	10	15,497	10	8
Collaboration Revenue	99	(89)	(89)	6	(99)	(99)
Total Revenue	58,739	9	8	15,503	4	2
Reported EPS ($)	6.60	45	43	1.50	55	47
Core3 EPS ($)	9.16	12	11	2.12	1	(2)

Key performance elements for FY 2025

(Growth numbers at constant exchange rates)
⬥Total Revenue up 8% to $58,739m, driven by Oncology, CVRM, R&I and Rare Disease
⬥Growth in Total Revenue across all major geographic regions
⬥Core Operating profit increased 9%
⬥Core EPS increased 11% to $9.16
⬥Second interim dividend declared of $2.17 per share (159.5 pence, 19.49 SEK). Total dividend declared for FY 2025 increased by 3% to $3.20 per share
⬥16 positive Phase 3 readouts and 43 approvals in major regions in the last twelve months

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"In 2025 we saw strong commercial performance across our therapy areas and excellent pipeline delivery. We announced the results of 16 positive Phase 3 studies during the year and now have 16 blockbuster medicines.
The momentum across our company is continuing in 2026 and we are looking forward to the results of more than 20 Phase 3 trial readouts this year. We have more than 100 Phase 3 studies ongoing, including a substantial and growing number of trials of our transformative technologies which have the potential to revolutionise outcomes for patients and drive our growth well beyond 2030.
 Lastly, ordinary shares in our company began trading on the NYSE on the 2nd February, resulting in a harmonised listing structure across exchanges in London, New York and Stockholm, enabling more shareholders to participate in our company's exciting future."

Guidance

AstraZeneca issues Total Revenue and Core EPS guidance4 for FY 2026 at CER, based on the average foreign exchange rates through 2025.

Total Revenue is expected to increase by a mid-to-high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for February 2026 to December 2026 were to remain at the average rates seen in January 2026, it is anticipated that Total Revenue in FY 2026 would benefit from a low single-digit percentage positive impact compared to the performance at CER, and Core EPS growth would be broadly similar to the growth at CER.

http://www.rns-pdf.londonstockexchange.com/rns/3227S_1-2026-2-9.pdf

Results highlights

Table 1: Milestones achieved since the prior results announcement

Phase III and other registrational data readouts
Medicine	Trial	Indication	Event
ceralasertib + Imfinzi	LATIFY	Post-IO NSCLC	Primary endpoint not met
baxdrostat	BaxAsia	Treatment resistant hypertension	Primary endpoint met

Regulatory approvals
Medicine	Trial	Indication	Region
Enhertu	DESTINY-Gastric04	2L HER2+ gastric/GEJ cancer	EU, CN
Enhertu	DESTINY-Breast09	1L HER2+ mBC	US
Enhertu	DESTINY-Breast06	CTx naïve HER2-low and -ultralow mBC	CN
Imfinzi	PACIFIC-5	Stage III NSCLC	CN
Imfinzi	MATTERHORN	Resectable gastric/GEJ cancer	US
Imfinzi	DUO-E	dMMR endometrial cancer	CN
Wainua	NEURO-TTRANSFORM	ATTRv-PN	CN
Fasenra	MANDARA	EGPA	CN
Saphnelo	TULIP-SC	SLE (subcutaneous)	EU
Koselugo	KOMET	Adult patients with NF1-PN	US
Koselugo	SPRINKLE	Paediatric patients with NF1-PN (granule formulation)	EU
Soliris	NCT03759366	gMG (paediatric patients)	CN

Regulatory submissions or acceptances* in major regions
Medicine	Trial	Indication	Region
Datroway	TROPION-Breast02	Metastatic TNBC not candidates for IO	US, EU, CN
Enhertu	DESTINY-Breast09	1L HER2+ mBC	EU
Ultomiris	ALXN1210-PNH-323	PNH	CN
baxdrostat	BaxHTN / Bax24	Treatment resistant hypertension	US, EU
gefurulimab	PREVAIL	Generalised myasthenia gravis	US, EU, CN
anselamimab	CARES	Kappa light chain amyloidosis	EU, JP
* US, EU and China regulatory submissions denotes filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix document in the financial results section of the AstraZeneca investor relations website: www.astrazeneca.com/investor-relations.html.

Table 2: Key elements of financial performance: Q4 2025
For the quarter	Reported	Change		Core	Change
ended 31 December	$m	Act	CER	$m	Act	CER
Product Revenue	15,497	10	8	15,497	10	8	♦ See Tables 3, 7, 29 and 30 for further details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	6	(99)	(99)	6	(99)	(99)	♦ See Tables 4 and 31 for details of Collaboration Revenue ♦ In Q4 2024, $815m of Collaboration Revenue was recognised as Lynparza, Beyfortus and Koselugo each achieved a sales-based milestone
Total Revenue	15,503	4	2	15,503	4	2	♦ See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	80	-2pp	-2pp	80	-2pp	-2pp
 – Cost of sales included a $235m expense in Q4 2025 for royalty buyout expenses relating to Saphnelo and rilvegostomig (see page 5, 'Corporate and business development' for details)
♦ Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product seasonality and Collaboration Revenue
♦ See 'Reporting changes since FY 2024' on page 6 for the definition of Gross Margin5

R&D expense	3,862	(17)	(19)	3,731	4	3
♦ Core R&D: 24% of Total Revenue
+ Accelerated recruitment in ongoing trials
+ Investments in transformative technologies such as IO bispecifics, cell therapy and antibody drug conjugates
+ Addition of R&D projects from business development
+ Positive data readouts for high value pipeline opportunities that have ungated large late-stage trials
+ Reported R&D expense decreased due to impairment charges in Q4 2024

SG&A expense	5,492	2	-	4,453	4	2	♦ Core SG&A: 29% of Total Revenue
Other operating income and expense6	100	-	2	101	2	2
Operating Profit	2,978	46	40	4,098	(2)	(5)	– Operating Profit includes the $235m royalty buyout expensed in Cost of sales (see above) ♦ Reported Operating Profit includes R&D impairment charges in Q4 2024
Operating Margin (%)	19	+6pp	+5pp	26	-2pp	-2pp
Net finance expense	349	(4)	(2)	269	(13)	(10)	– Adjustment of interest on tax and maturity of debt during Q4 2025
Tax rate (%)	11	+1pp	+1pp	14	-2pp	-2pp	♦ Variations in the tax rate can be expected between periods
EPS ($)	1.50	55	47	2.12	1	(2)	– Year-on-year comparison reflects the sales-based milestones recognised in Q4 2024 + Reported EPS benefitted from reduction in R&D impairments
For monetary values the unit of change is percent. For Gross Margin, Operating Margin and Tax rate, the unit of change is percentage points (pp).
In the expense commentary above, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol beside an R&D expense comment indicates that the item increased R&D expenditure relative to the prior year period.

Corporate and business development

Jacobio Pharma
In December 2025, Jacobio Pharma announced that it has entered an agreement with AstraZeneca for its proprietary Pan-KRAS inhibitor JAB-23E73.

AstraZeneca will receive exclusive development and commercialisation rights outside of China, while AstraZeneca and Jacobio Pharma will jointly develop and commercialise JAB-23E73 in China.
Under the terms of the agreement, Jacobio will receive an upfront payment of $100m, and is eligible for additional development and commercial milestone payments of up to $1.9bn, as well as tiered royalties on net sales achieved outside of China. AstraZeneca will be responsible for all clinical development, regulatory submissions, and commercialisation activities for JAB-23E73 outside of China.

Modella AI
In Q4 2025, Modella AI was acquired by AstraZeneca. The acquisition will embed Modella AI's multi-modal foundation models and AI agents into AstraZeneca's oncology R&D environment.

BMS
In Q4 2025, AstraZeneca paid Bristol-Myers Squibb Company (BMS) $170m, expensed in Cost of sales, in exchange for the reduction to zero of all royalties payable on Saphnelo sales ex-US. Royalties on US sales will remain payable at a mid-teens percentage.

Compugen
In Q4 2025, AstraZeneca paid Compugen Ltd. (Compugen) $65m, expensed in Cost of sales, and agreed a potential additional $25m upon the next milestone payment on BLA acceptance, for a portion of Compugen's existing royalty interest in rilvegostomig. AstraZeneca will pay tiered royalties of up to mid-single digits on future sales.

AbelZeta
In January 2026, AbelZeta Pharma, Inc. (AbelZeta) announced that AstraZeneca has agreed to acquire AbelZeta's 50% share of the China development and commercialisation rights to C-CAR031, an autologous, Glypican 3 (GPC3)-targeting chimeric antigen receptor T-Cell therapy.
Following completion of this agreement, AstraZeneca will have the sole right to develop, manufacture and commercialise C-CAR031 globally. AbelZeta will be entitled to receive up to $630m from AstraZeneca including an upfront payment, and development, regulatory and sales milestone payments for the GPC3 program in China.

China investment plans
In January 2026, AstraZeneca announced plans to invest $15bn in China through 2030 to expand medicines manufacturing and R&D. These investments build on AstraZeneca's substantial footprint in China, including global strategic R&D centres in Beijing and Shanghai.

Listing harmonisation
On 2 February 2026, AstraZeneca began trading its ordinary shares on the New York Stock Exchange (NYSE), enabling more US investors to participate in the Company's strong growth. Trading in AstraZeneca ordinary shares is now aligned across the NYSE, the London Stock Exchange and Nasdaq Stockholm under a harmonised listing structure.
The prior listing of American Depositary Shares on Nasdaq in the US ceased on 30 January 2026.

CSPC
In January 2026, AstraZeneca announced a new strategic collaboration agreement with CSPC Pharmaceuticals. AstraZeneca will receive exclusive global rights outside of China to CSPC's once-monthly injectable weight management portfolio, including SYH2082, a long-acting GLP-1R/GIPR agonist progressing into Phase I, and three preclinical programmes. CSPC will receive an upfront payment of $1.2bn and is eligible to receive development and regulatory milestones of up to $3.5bn across all programmes. CSPC will also be eligible for further commercialisation and sales milestones plus tiered royalties.

Sustainability highlights
For the tenth year, AstraZeneca was recognised by CDP for climate action and water stewardship, receiving an A for Climate and A- for Water Security in 2025. This reflects the Company's significant progress in decarbonising and reducing its environmental footprint.
The Sustainable Markets Initiative (SMI) Health Systems Task Force, chaired by AstraZeneca CEO Pascal Soriot, supported the development and launch of PSA 2090, the world's first global standard to measure and assess the environmental impact of pharmaceutical products through their lifecycle.

Reporting calendar
The Company intends to publish its Q1 2026 results on 29 April 2026.

Conference call
A conference call and webcast for investors and analysts will begin today, 10 February 2026, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting changes since FY 2024

Product Revenue
Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue.
Product Revenue and Collaboration Revenue form Total Revenue.
Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.
Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.

Gross Margin
Effective 1 January 2025, the Group has replaced the measure of 'Product Sales Gross Margin' with the measure of 'Gross Margin'. Previously, the measure excluded margin related to Alliance Revenue and Collaboration Revenue. The new measure is calculated using Gross profit as a percentage of Total Revenue, thereby encompassing all revenue categories, and is intended to provide a more comprehensive measure of total performance.

Notes
1. Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2025 vs. 2024. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2. Effective 1 January 2025, the Group has updated its presentation of Total Revenue, adding a new subtotal of Product Revenue, the sum of Product Sales and Alliance Revenue. For further details, see Note 1: 'Basis of preparation and accounting policies' in the Notes to the Condensed consolidated financial statements.

3. Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Tables 10 and 11 in the Financial
    Performance section of this document.

4. The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the Cautionary statements section regarding forward-
    looking statements at the end of this announcement.

5. Effective 1 January 2025, the Group has updated its presentation of Gross Margin, which is defined as Gross Profit divided by Total Revenue. In prior years, the Group's financial tables cited a different margin metric, Product Sales Gross Margin.

6. Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group's financial statements.

 Revenue drivers

 Table 3: Product Revenue by medicine
	FY 2025		% Change		Q4 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Tagrisso	7,254	12	10	10	1,902	12	12	10
Imfinzi	6,063	10	29	28	1,747	11	39	37
Calquence	3,518	6	12	12	967	6	20	17
Lynparza	3,279	6	7	6	878	6	4	1
Enhertu	2,775	5	40	40	798	5	48	46
Zoladex	1,150	2	5	6	266	2	5	5
Truqap	728	1	69	68	233	2	43	41
Imjudo	346	1	23	23	93	1	27	26
Datroway	78	-	n/m	n/m	40	-	n/m	n/m
Other Oncology	427	1	(8)	(8)	103	1	(4)	(3)
Oncology Product Revenue	25,618	44	18	17	7,027	45	22	20
Farxiga	8,405	14	10	9	2,060	13	7	2
Crestor	1,218	2	5	6	276	2	6	6
Brilinta	823	1	(38)	(38)	158	1	(54)	(54)
Lokelma	698	1	29	28	181	1	21	19
Seloken	608	1	-	2	139	1	(1)	(1)
roxadustat	276	-	(18)	(18)	47	-	(37)	(37)
Wainua	212	-	>2x	>2x	69	-	66	64
Other CVRM	534	1	(28)	(28)	116	1	(39)	(40)
CVRM Product Revenue	12,774	22	3	2	3,046	20	(3)	(6)
Symbicort	2,885	5	-	-	704	5	3	2
Fasenra	1,981	3	17	16	530	3	12	10
Breztri	1,199	2	23	22	294	2	14	13
Tezspire	1,131	2	65	64	361	2	69	66
Saphnelo	686	1	45	44	203	1	38	37
Pulmicort	518	1	(24)	(24)	161	1	(2)	(6)
Airsupra	166	-	>2x	>2x	51	-	>2x	>2x
Other R&I	300	1	(29)	(29)	69	-	(58)	(59)
R&I Product Revenue	8,866	15	13	12	2,373	15	12	10
Beyfortus	703	1	27	26	229	1	(21)	(22)
Synagis	292	-	(35)	(34)	72	-	(29)	(31)
FluMist	272	-	6	3	140	1	(6)	(9)
Other V&I	1	-	n/m	n/m	1	-	n/m	n/m
V&I Product Revenue	1,268	2	(2)	(3)	442	3	(18)	(19)
Ultomiris	4,718	8	20	19	1,265	8	16	15
Soliris	1,837	3	(29)	(28)	401	3	(26)	(26)
Strensiq	1,678	3	19	18	490	3	17	15
Koselugo	662	1	25	22	163	1	(1)	(4)
Other Rare Disease	231	-	11	10	55	-	(9)	(11)
Rare Disease Product Revenue	9,126	16	5	5	2,374	15	4	3
Nexium	831	1	(6)	(5)	193	1	(4)	(4)
Others	157	-	(25)	(25)	42	-	(22)	(21)
Other Medicines Product Revenue	988	2	(10)	(9)	235	2	(8)	(8)
Product Revenue	58,640	100	10	10	15,497	100	10	8

Alliance Revenue included above:
Enhertu	1,798	3	25	25	507	3	29	27
Tezspire	673	1	54	54	220	1	65	64
Beyfortus	422	1	79	76	170	1	6	6
Datroway	77	-	n/m	n/m	39	-	n/m	n/m
Other royalty income	92	-	1	1	22	-	(6)	(7)
Other Alliance Revenue	5	-	(53)	(53)	1	-	(65)	(65)
Alliance Revenue	3,067	5	39	38	959	6	34	33

Table 4: Collaboration Revenue
	FY 2025	% Change		Q4 2025	% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	87	56	56	6	50	41
Others	12	(99)	(99)	-	n/m	n/m
Collaboration Revenue	99	(89)	(89)	6	(99)	(99)

Table 5: Total Revenue by Therapy Area
	FY 2025		% Change		Q4 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	25,619	44	15	14	7,028	45	11	9
CVRM	12,861	22	3	2	3,051	20	(3)	(6)
R&I	8,866	15	13	12	2,373	15	12	10
V&I	1,268	2	(13)	(14)	442	3	(32)	(33)
BioPharmaceuticals	22,995	39	5	5	5,866	38	(1)	(3)
Rare Disease	9,126	16	4	4	2,374	15	-	(1)
Other Medicines	999	2	(9)	(8)	235	2	(7)	(8)
Total Revenue	58,739	100	9	8	15,503	100	4	2

Table 6: Total Revenue by region
	FY 2025		% Change		Q4 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	25,450	43	10	10	6,932	45	6	6
Emerging Markets ex. China	8,649	15	19	22	2,271	15	28	24
China	6,654	11	4	4	1,375	9	1	1
Emerging Markets	15,303	26	12	14	3,646	24	16	14
Europe	12,739	22	5	1	3,579	23	(9)	(15)
Established RoW	5,247	9	5	6	1,345	9	5	7
Total Revenue	58,739	100	9	8	15,503	100	4	2

Table 7: Product Revenue by region
	FY 2025		% Change		Q4 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	25,449	43	10	10	6,932	45	8	8
Emerging Markets ex. China	8,649	15	19	22	2,271	15	28	24
China	6,654	11	4	4	1,375	9	1	1
Emerging Markets	15,303	26	12	14	3,646	24	16	14
Europe	12,739	22	11	7	3,579	23	10	3
Established RoW	5,149	9	5	5	1,340	9	5	7
Total Product Revenue	58,640	100	10	10	15,497	100	10	8

Total Revenue by Medicine

Oncology

Tagrisso
FY 2025$m	Total Revenue	% Change Actual CER		Strong demand growth across all indications and key regions, leading combination in 1L NSCLC (FLAURA2)
US	3,064	11	11	Underlying demand growth more than offset Medicare Part D redesign
Emerging Markets	1,971	12	14	Continued demand growth, with quarterly revenue profile reflecting usual seasonal ordering dynamics in China
Europe	1,423	9	6	Demand growth partially offset by pricing pressure in certain major markets
Established RoW	796	5	5
Total	7,254	10	10

Imfinzi
FY 2025 $m	Total Revenue	% Change Actual CER		Strong growth from new launch indications in bladder cancer (NIAGARA) and lung cancer (ADRIATIC, AEGEAN)
US	3,509	35	35	Demand growth across all indications, particularly new launches
Emerging Markets	640	34	38	Demand growth in GI (HIMALAYA, TOPAZ-1) and launches in lung cancer and bladder
Europe	1,239	31	26	Growth from bladder and GI indications and momentum from lung cancer launches
Established RoW	675	(2)	(2)	Mandatory price reductions in Japan in Feb 2024 (25%), and Aug 2024 (11%), increased competition in BTC (TOPAZ-1)
Total	6,063	29	28

Calquence
FY 2025$m	Total Revenue	% Change Actual CER		Growth from sustained BTKi leadership in front-line CLL
US	2,339	7	7	Growth in new patient starts in CLL, 1L MCL (ECHO) launch and improved affordability offsetting Medicare Part D redesign and also discounts to secure preferential formulary placement
Emerging Markets	233	52	54	1L and r/r CLL growth
Europe	784	20	15	Early launch momentum in fixed duration 1L CLL (AMPLIFY)
Established RoW	162	25	27
Total	3,518	12	12

Lynparza
FY 2025$m	Total Revenue	% Change Actual CER		Sustained global PARP inhibitor market leadership across four tumour types (ovarian, breast, prostate, pancreatic)
US	1,434	8	8	Share gains across ovarian, breast and prostate indications
Emerging Markets	669	2	1	Affected by generic competition in China and stock compensation in Q4 2025 ahead of anticipated VBP implementation in Q1 2026
Europe	914	(36)	(38)	Year-on-year comparison reflects sales-related milestone recorded in Q4 2024; launches in breast and prostate cancers (OlympiA and PROpel)
Established RoW	262	3	4	Gains in 1L ovarian, increasing share of pMMR endometrial cancer (DUO-E)
Total	3,279	(11)	(12)

Enhertu
Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $4,982m in FY 2025 (FY 2024: $3,754m). US in-market sales, recorded by Daiichi Sankyo, amounted to $2,446m in FY 2025 (FY 2024: $1,864m). Up to and including Q3 2025, AstraZeneca's mid-single-digit percentage royalty on Daiichi Sankyo's sales in Japan was recorded as Alliance Revenue in Europe. From Q4 2025 this royalty is recorded in Established RoW.
FY 2025$m	Total Revenue	% Change Actual CER		Standard-of-care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers
US	1,176	32	32	Accelerated uptake in chemotherapy naïve HER2-low and -ultralow breast cancer
Emerging Markets	829	74	79	Rapid adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025
Europe	665	23	18	Demand growth in chemotherapy naïve HER2-low breast cancer; Q4 2025 includes favourable gross-to-net adjustment
Established RoW	105	52	55
Total	2,775	40	40

Other Oncology medicines
FY 2025$m	Total Revenue	% Change Actual CER
Zoladex	1,151	5	6	Growth across Emerging Markets
Truqap	728	69	68	Rapidly reached peak share in second-line biomarker-altered metastatic breast cancer; Q4 2025 also benefited from year-end ordering dynamics in the US
Imjudo	346	23	23	Continued growth driven by lung (POSEIDON) and HCC (HIMALAYA)
Datroway	78	n/m	n/m	Continued uptake in breast cancer and EGFRm later-line lung cancer Combined global sales by AstraZeneca and Daichi Sankyo of $218m (FY 2024: $nil)
Other Oncology	427	(8)	(8)	Faslodex generic erosion across markets
Other Oncology includes $28m of Total Revenue from Orpathys, partnered with HUTCHMED.

BioPharmaceuticals - CVRM

Farxiga
FY 2025$m	Total Revenue	% Change Actual CER		Growth driven by HF and CKD indications, SGLT2 class growth supported by cardiorenal guidelines
US	1,730	(1)	(1)	Prior year benefitted from authorised generic launch
Emerging Markets	3,324	17	18	Continued strong growth despite generic competition in some markets. Stock compensation in Q4 2025 ahead of anticipated VBP implementation in Q1 2026
Europe	2,941	12	8	Demand growth offset by generic entry in the UK in Q3 2025
Established RoW	497	4	4	Generic T2D entry in Japan in Q4 2025
Total	8,492	10	9

Other CVRM medicines
FY 2025$m	Total Revenue	% Change Actual CER
Crestor	1,218	5	6	Growth driven by Emerging Markets
Brilinta	823	(38)	(38)	Decline driven by generic entry in the US and Europe in Q2 2025
Seloken	608	-	2	Vast majority of revenue growth driven by Ex-China Emerging Markets
Lokelma	698	29	28	Strong growth in all major regions with launches in new markets
roxadustat	276	(18)	(18)	Generic competition and China VBP stock compensation in Q4 2025
Wainua	212	>2x	>2x	Majority of revenue from US; first launches in ex-US markets in Q2 2025
Other CVRM	534	(28)	(28)	Generic erosion

BioPharmaceuticals - R&I

Symbicort
FY 2025$m	Total Revenue	% Change Actual CER		Sustained market leader in a stable ICS/LABA class, treating COPD and asthma
US	1,193	1	1	Demand for authorised generic partially offsetting brand price pressures
Emerging Markets	801	(1)	1	China affected by ICS/LABA class erosion in COPD in favour of FDC triple therapy
Europe	560	-	(3)	Continued generic erosion
Established RoW	331	1	3
Total	2,885	-	-

Fasenra
FY 2025$m	Total Revenue	% Change Actual CER		Expanded severe eosinophilic asthma market share leadership in IL-5 class, further fuelled by first wave market launches for EGPA indication
US	1,195	14	14	Sustained double-digit volume growth with expanded class leadership. Q4 2025 includes unfavourable gross-to-net adjustment
Emerging Markets	117	27	29	Asthma launch momentum across key markets
Europe	482	19	15	Sustained leadership in severe eosinophilic asthma
Established RoW	187	29	30	Strong growth supported by EGPA launch in Japan
Total	1,981	17	16

Breztri
FY 2025$m	Total Revenue	% Change Actual CER		Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA), treating COPD
US	614	19	19	Consistent share growth within expanding FDC triple class. Q4 2025 includes unfavourable gross-to-net adjustment
Emerging Markets	298	22	22	Market share leadership within the growing FDC triple class in China
Europe	191	33	29	Sustained growth from market share gain and new launches
Established RoW	96	30	30	Increasing market share in Japan
Total	1,199	23	22

Tezspire
Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,936m in FY 2025 (FY 2024: $1,291m).
FY 2025$m	Total Revenue	% Change Actual CER		Sustained demand growth in severe asthma with launch momentum across multiple markets
US	673	54	54	Continued strong demand growth with increasing new patient share volumes in biologics segment
Emerging Markets	40	>3x	>3x	Strong continued launch uptake
Europe	297	90	83	Maintained new-to-brand leadership across multiple markets and new launches
Established RoW	121	51	51	Strong growth driven by Japan
Total	1,131	65	64

Other R&I medicines
FY 2025$m	Total Revenue	% Change Actual CER
Pulmicort	518	(24)	(24)	Generic competition in Emerging Markets (~80% of revenue)
Saphnelo	686	45	44	Strong US demand growth, ongoing launches in Europe and Established RoW
Airsupra	166	>2x	>2x	Strong US launch momentum and volume uptake
Other R&I	300	(29)	(29)

BioPharmaceuticals - V&I

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca's sales of manufactured product to Sanofi and Alliance Revenue from AstraZeneca's share of gross profits and royalties on sales in major markets outside the US.
FY 2025$m	Total Revenue	% Change Actual CER
Beyfortus	703	(3)	(3)	Year-on-year comparison affected by Collaboration Revenue of $167m in 2024
Synagis	292	(35)	(34)	Competition from Beyfortus
FluMist	272	6	3
Other V&I	1	(96)	(96)

Rare Disease

Ultomiris
Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.
FY 2025$m	Total Revenue	% Change Actual CER		Growth due to patient demand, both naïve to branded medicines and conversion from Soliris across all indications (gMG, NMOSD, aHUS and PNH)
US	2,667	18	18	Demand growth across indications, including within the competitive gMG and PNH landscapes
Emerging Markets	261	84	90	Expansion into new markets and growth in patient demand
Europe	1,053	19	15	Strong demand growth following recent launches; competition in gMG and PNH
Established RoW	737	16	15	Continued conversion and strong demand following new launches
Total	4,718	20	19

Soliris
FY 2025$m	Total Revenue	% Change Actual CER		Decline driven by conversion of patients to Ultomiris across all indications, competition, and biosimilar pressure in Europe and US
US	1,092	(28)	(28)	Conversion to Ultomiris, competition in gMG and PNH, and biosimilar pressure in gMG, PNH and aHUS
Emerging Markets	405	(9)	(1)
Europe	200	(52)	(53)	Conversion to Ultomiris, competition in gMG and PNH, and biosimilar pressure in PNH and aHUS
Established RoW	140	(32)	(31)	Conversion to Ultomiris
Total	1,837	(29)	(28)

Strensiq
FY 2025$m	Total Revenue	% Change Actual CER		Growth driven by continued HPP patient demand and geographic expansion
US	1,332	14	14	Demand growth, offset by Medicare Part D redesign
Emerging Markets	104	94	84	Q4 2025 benefitted from favourable timing of tender orders
Europe	123	25	21
Established RoW	119	23	23
Total	1,678	19	18

Other Rare Disease medicines
FY 2025$m	Total Revenue	% Change Actual CER
Koselugo	662	5	3	Growth driven by continued patient demand and geographic expansion. Growth rates in Q3 and Q4 reflect order timing in certain tender markets
Other Rare Disease	231	11	10	Other Rare Disease medicines include Kanuma and Beyonttra (JP only)

Other Medicines
FY 2025$m	Total Revenue	% Change Actual CER
Nexium	831	(6)	(5)	Growth in Emerging Markets, generic erosion elsewhere
Others	168	(20)	(20)	Generic erosion

R&D progress

This section covers R&D events and milestones that occurred from 6 November 2025 to 9 February 2026. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca's investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the American Society of Hematology Annual Meeting and Exposition 2025 (ASH) and the San Antonio Breast Cancer Symposium 2025 (SABCS). Across the two meetings, 120 abstracts were presented featuring 19 approved and potential new medicines including 29 oral presentations.

Datroway
Phase III trial update	TROPION-Lung12 December 2025 New disclosure
Recruitment into the TROPION-Lung12 Phase III trial of adjuvant Datroway in combination with rilvegostomig or rilvegostomig monotherapy versus standard-of-care, following complete tumour resection, in participants with Stage I adenocarcinoma NSCLC who are ctDNA-positive or have high-risk pathological features has been discontinued due to operational feasibility. There were no new safety signals.

Priority review US	TROPION-Breast02 February 2025	Unresectable or metastatic TNBC for patients that are not candidates for PD-1/PD-L1 inhibitor therapy.

Enhertu
Approval EU	DESTINY-Gastric04 November 2025 New disclosure	Locally advanced or metastatic HER2-positive (IHC3+ or IHC2+/ISH+) gastric or gastroesophageal junction adenocarcinoma who have received a prior trastuzumab-based regimen.
Approval US	DESTINY-Breast09 December 2025	1st-line treatment for unresectable or metastatic HER2-positive breast cancer.
Approval CN	DESTINY-Breast06 December 2025 New disclosure
Unresectable or metastatic HR-positive, HER2 low (IHC 1+ or IHC 2+/ISH-) or HER2 ultralow (IHC 0 with membrane staining) breast cancer that has progressed on one or more endocrine therapies in the metastatic setting.

Approval CN	DESTINY-Gastric04 January 2026 New disclosure	Locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma who have received one prior trastuzumab based regimen.

Imfinzi
Approval CN	PACIFIC-5 November 2025 New disclosure	Unresectable Stage III NSCLC with no known sensitising EGFRm or ALK rearrangements whose disease has not progressed following platinum-based chemotherapy and radiation therapy.
Approval US	MATTERHORN November 2025	In combination with FLOT chemotherapy as neoadjuvant and adjuvant treatment, followed by single agent Imfinzi, for the treatment of resectable gastric or gastroesophageal junction adenocarcinoma.
Approval CN	DUO-E January 2026 New disclosure
In combination with carboplatin and paclitaxel for the 1st-line treatment of adult patients with primary advanced or recurrent endometrial cancer that is mismatch repair deficient, followed by Imfinzi as a single agent for maintenance treatment.

CHMP opinion EU	MATTERHORN January 2026
Recommended in combination with standard-of-care FLOT chemotherapy for the treatment of resectable, early-stage and locally advanced (Stages II, III, IVA) gastric and gastroesophageal junction cancers.

Lynparza
Regulatory update Global	DUO-O Q4 2025 New disclosure	Following further data follow up and health authority interactions, the decision has been taken to not progress with regulatory filings in US, Europe, China or Japan.

ceralasertib
Phase III trial update	LATIFY December 2025
The LATIFY Phase III trial of ceralasertib in combination with Imfinzi did not meet the primary endpoint of OS versus standard-of-care docetaxel in patients with locally advanced or metastatic NSCLC whose disease progressed on or after prior immunotherapy and platinum-based chemotherapy.

BioPharmaceuticals - CVRM

baxdrostat
Data presentation AHA	Bax24 November 2025
Positive results from the Bax24 Phase III trial showed baxdrostat showed clinically meaningful and consistent blood pressure reductions versus placebo in patients with treatment-resistant hypertension. At 12 weeks, the placebo-adjusted reduction in ambulatory 24-hour average SBP was 14.0 mmHg (95% CI -17.2, -10.8; p<0.0001). Efficacy was observed throughout the 24-hour period, including early morning, when patients with hypertension are at a higher risk of cardiovascular events.

Priority Review US	BaxHTN December 2025	For uncontrolled or treatment-resistant hypertension as an add-on to other antihypertensive medicines when these do not provide adequate lowering of blood pressure.
Phase III readout	BaxAsia December 2025 New disclosure
High-level results from the supportive BaxAsia Phase III trial showed baxdrostat 2mg met the primary endpoint, demonstrating a statistically significant and clinically meaningful reduction in mean seated systolic blood pressure at 12 weeks compared with placebo in patients with uncontrolled or treatment-resistant hypertension. The preliminary safety profile was consistent to that seen in previous baxdrostat trials.

Wainua
Approval CN	NEURO-TTRansform December 2025	For the treatment of adult patients with polyneuropathy associated with hereditary transthyretin-mediated amyloidosis (ATTRv-PN).

elecoglipron (AZD5004)
Phase IIb readout	VISTA February 2026 New disclosure
Positive high-level results showed that treatment with elecoglipron in participants with obesity or overweight and at least one comorbidity met the primary endpoints (change in body weight from baseline at 26 weeks and proportion of participants with weight loss ≥5% from baseline weight at 26 weeks), supporting initiation of a Phase III programme.

Phase IIb readout	SOLSTICE February 2026 New disclosure
Positive high-level results showed that treatment with elecoglipron in participants with T2D met the primary endpoint (change in HbA1c from baseline at 26 weeks), supporting initiation of a Phase III programme.

BioPharmaceuticals - R&I

Fasenra
Approval CN	MANDARA December 2025 New disclosure	For adult patients with eosinophilic granulomatosis with polyangiitis (EGPA).

Saphnelo
Approval EU	TULIP-SC December 2025	For subcutaneous self-administration as a pre-filled pen for adult patients with systemic lupus erythematosus on top of standard therapy.
Data publication	TULIP-SC January 2026
Positive full results showed the subcutaneous administration of Saphnelo demonstrated a statistically significant and clinically meaningful reduction in disease activity compared to placebo in patients with systemic lupus erythematosus. 56.2%
of patients who received Saphnelo achieved a reduction in disease activity at Week 52 versus 37.1% receiving placebo, as measured by the British Isles Lupus Assessment Group-based Composite Lupus Assessment (95% CI 9.0, 29.2%;
p=0.0002).

Regulatory update US	TULIP-SC February 2026
The FDA issued a complete response letter regarding the Biologics License Application for Saphnelo for subcutaneous administration in adult patients with systemic lupus erythematosus. AstraZeneca subsequently provided the information requested in the CRL and is committed to working with the FDA to progress the application as quickly as possible. A decision from the FDA on the updated application for Saphnelo SC is expected in H1 2026

Rare Disease

Koselugo
Approval US	KOMET November 2025	For the treatment of adult patients with symptomatic, inoperable plexiform neurofibromas in neurofibromatosis type 1.
Approval EU	SPRINKLE January 2026 New disclosure	Granule formulation for paediatric patients one year of age and older with neurofibromatosis type 1 who have symptomatic, inoperable plexiform neurofibromas.

Soliris
Approval CN	NCT03759366 January 2026 New disclosure	For expanded use to include the treatment of refractory gMG in paediatric patients aged six years and older who are anti-acetylcholine receptor antibody-positive.

Sustainability
Sustainability highlights

– For the tenth year, AstraZeneca was recognised by CDP for climate action and water stewardship, receiving an A for Climate and A- for Water Security in 2025, reflecting the Company's progress in decarbonising and reducing its environmental footprint.
– AstraZeneca was also named by TIME Magazine as one of the World's Best Companies in Sustainable Growth 2026, ranking among the top pharmaceutical companies for combined financial and environmental performance for the second year in a row.

Climate and nature
– At the end of 2025, the Company's cumulative reduction in Scope 1 and 2 greenhouse gas emissions was 88% from the 2015 baseline.
– In November 2025, Alexion, AstraZeneca Rare Disease, announced an agreement with Carbon AMS to supply biomethane to meet 100% of the heating needs at its Ireland manufacturing sites. The agreement will add renewable capacity to Ireland's national gas grid and produce 32 GWh of biomethane annually for Alexion. This milestone is an important step to transitioning to 100% renewables and follows a series of innovative clean heat partnerships announced in the US, UK and China.
– In January 2026, AstraZeneca hosted a pan-European media event at the Company's Dunkirk manufacturing site in France, focused on the Company's first approval of a pressurised metered dose inhaler using a next-generation propellant with near-zero Global Warming Potential.
– AstraZeneca celebrated the inauguration of a new photovoltaic installation at its facility in Puerto Rico that will cut the site's greenhouse gas emissions by 173 tons of carbon dioxide equivalents annually, equivalent to an 8% reduction versus current emissions.
– The Sustainable Markets Initiative (SMI) Health Systems Task Force, chaired by AstraZeneca CEO Pascal Soriot, supported the development and launch of PSA 2090, the world's first global standard to measure and assess the environmental impact of pharmaceutical products through their lifecycle, in collaboration with BSI, NHS England and key partners. In addition, through the SMI, Chief Procurement Officers published a joint open letter to suppliers, encouraging common action to accelerate climate and nature action across the value chain and the use of joint targets for suppliers.
– AstraZeneca joined government-hosted sessions at the 2025 United Nations Climate Change Conference (COP30) in November, held in Belém, Brazil. AstraZeneca senior leaders underlined how sustainable healthcare and early action on chronic disease can improve the health of people and the planet and shared new evidence to support healthcare decarbonisation, focused on type 2 diabetes and CKD. AstraZeneca was the only pharmaceutical company represented at official COP30 events.

Health equity
– As at end 2025, the expanded Healthy Heart Africa (HHA) programme, which includes CKD screening, diagnosis and management, had successfully launched in Rwanda, Ivory Coast, Ethiopia, Egypt, and Senegal. CKD guidelines, developed in partnership with Ministries of Health, were launched in six countries. New findings from the HHA extension study of  INSIDE CKD, presented at economics conference ISPOR in November, highlighted the need for early action on chronic disease.
– CEO, Alexion and AstraZeneca's Chief Strategy Officer Marc Dunoyer renewed AstraZeneca's commitment to China's rare disease ecosystem at the second China Rare Disease Policy and Access Forum in Beijing in October, hosted by the China Alliance for Rare Diseases.
– AstraZeneca played a central role in driving public-private partnerships that aim to support the implementation of the World Health Assembly Rare Disease Resolution into meaningful advances for patients across Southeast Asia. In November, the SEA Rare Disease Policy Forum, hosted by the Malaysian Ministry of Health and organised by patient groups the
   Asia Pacific Alliance of Rare Disease Organisations, supported by Rare Diseases International, advocated for advancements in health equity in the region.
– In November 2025, at the 2025 One Young World Summit in Munich, AstraZeneca's Chief Financial Officer Aradhana Sarin gave a keynote address on why investing in and supporting young people to prevent diseases is key to building resilient, equitable health systems. The Company's delegation included 15 AstraZeneca Young Health Programme Impact
   Fellows as well as leaders and 90 employees.
– AstraZeneca marked the UN's International Day of the Girl on 11 October 2025, including via a Girls Belong Here initiative where young women stepped into senior roles for the day. More than 120 girls from across 12 countries participated.

Health systems resilience
– In December, the Partnership for Health System Sustainability and Resilience (PHSSR), a partnership co-founded by AstraZeneca, launched policy recommendations on how to improve non-communicable diseases (NCDs) prevention and treatment in Greece. This preceded the launch of a White Paper on Acting Early on Non-Communicable Diseases: A
   Framework for Health System Transformation in January 2026 which provides recommendations on how to tackle the NCD crisis, drawing from new research in Canada, France, Germany, Greece, Italy, Japan, Poland, and Spain.
– AstraZeneca also hosted a discussion at the European Parliament, 'Investing in Health for a Competitive, Secure, and Resilient Europe', to discuss how PHSSR's recommendations from their report on sustainable healthcare financing can strengthen investment in health across Europe.

How we do business
– AstraZeneca marked Global Ethics Day on 15 October with a week of events to highlight the importance of ethical decision making, behaviours and practices, and launched the Company's annual mandatory Code of Ethics training for all employees and the 2025 Ethics Survey.

Operating and financial review

Reporting currency
All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period
The performance shown in this announcement covers the twelve-month period to 31 December 2025 ('the period' or 'FY 2025') compared to the twelve-month period to 31 December 2024 ('FY 2024'), or the three-month period to 31 December 2025 ('the quarter' or 'Q4 2025') compared to the three-month period to 31 December 2024 ('Q4 2024'), unless stated otherwise.

Core financial measures
Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to better understand the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures (cont.)
Core financial measures are adjusted to exclude certain significant items:
– Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets
– Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
– Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables, debt items assumed from the Alexion acquisition and legal settlements
– The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 70 of the Annual Report and Form 20-F Information 2024.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions
Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt', included in the Notes to the Condensed consolidated financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 8: Reported Profit and Loss
	FY 2025	FY 2024	% Change		Q4 2025	Q4 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
- Product Sales	55,573	50,938	9	9	14,538	13,362	9	7
- Alliance Revenue	3,067	2,212	39	38	959	714	34	33
Product Revenue	58,640	53,150	10	10	15,497	14,076	10	8
Collaboration Revenue	99	923	(89)	(89)	6	815	(99)	(99)
Total Revenue	58,739	54,073	9	8	15,503	14,891	4	2
Cost of sales	(10,633)	(10,207)	4	5	(3,118)	(2,725)	14	14
Gross profit	48,106	43,866	10	9	12,385	12,166	2	-
Distribution expense	(579)	(555)	4	4	(153)	(143)	7	4
R&D expense	(14,232)	(13,583)	5	4	(3,862)	(4,677)	(17)	(19)
SG&A expense	(19,933)	(19,977)	-	(1)	(5,492)	(5,410)	2	-
Other operating income & expense	381	252	52	53	100	100	-	2
Operating profit	13,743	10,003	37	36	2,978	2,036	46	40
Net finance expense	(1,334)	(1,284)	4	5	(349)	(365)	(4)	(2)
Joint ventures and associates	(7)	(28)	(74)	(77)	-	(5)	n/m	n/m
Profit before tax	12,402	8,691	43	40	2,629	1,666	58	49
Taxation	(2,169)	(1,650)	31	29	(300)	(166)	82	66
Tax rate	18%	19%			11%	10%
Profit after tax	10,233	7,041	45	43	2,329	1,500	55	47
Earnings per share	$6.60	$4.54	45	43	$1.50	$0.97	55	47

Table 9: Reconciliation of Reported Profit before tax to EBITDA
	FY 2025	FY 2024	% Change		Q4 2025	Q4 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	12,402	8,691	43	40	2,629	1,666	58	49
Net finance expense	1,334	1,284	4	5	349	365	(4)	(2)
Joint ventures and associates	7	28	(74)	(77)	-	5	n/m	n/m
Depreciation, amortisation and impairment	5,733	6,688	(14)	(15)	1,511	2,337	(35)	(37)
EBITDA	19,476	16,691	17	16	4,489	4,373	3	-

Table 10: Reconciliation of Reported to Core financial measures: FY 2025
For the twelve months ended 31 December	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	48,106	(138)	32	30	48,030	8	7
- Gross Margin	82%				82%	-	-1pp
Distribution expense	(579)	-	-	-	(579)	4	4
R&D expense	(14,232)	171	236	3	(13,822)	13	12
- R&D % of Total Revenue	24%				24%	-1pp	-1pp
SG&A expense	(19,933)	209	4,059	131	(15,534)	3	3
- SG&A % of Total Revenue	34%				26%	+1pp	+1pp
Total operating expense	(34,744)	380	4,295	134	(29,935)	8	7
Other operating income & expense	381	(5)	-	7	383	54	55
Operating profit	13,743	237	4,327	171	18,478	9	9
- Operating Margin	23%				31%	-	-
Net finance expense	(1,334)	-	-	242	(1,092)	(7)	(6)
Taxation	(2,169)	(68)	(825)	(108)	(3,170)	6	5
EPS	$6.60	$0.11	$2.26	$0.19	$9.16	12	11

Table 11: Reconciliation of Reported to Core financial measures: Q4 2025
For the quarter ended 31 December	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	12,385	(77)	8	18	12,334	2	-
- Gross Margin	80%				80%	-2pp	-2pp
Distribution expense	(153)	-	-	-	(153)	7	4
R&D expense	(3,862)	37	95	(1)	(3,731)	4	3
- R&D % of Total Revenue	25%				24%	-	-
SG&A expense	(5,492)	96	1,021	(78)	(4,453)	4	2
- SG&A % of Total Revenue	35%				29%	-	-
Total operating expense	(9,507)	133	1,116	(79)	(8,337)	4	2
Other operating income & expense	100	1	-	-	101	2	2
Operating profit	2,978	57	1,124	(61)	4,098	(2)	(5)
- Operating Margin	19%				26%	-2pp	-2pp
Net finance expense	(349)	-	-	80	(269)	(13)	(10)
Taxation	(300)	(19)	(214)	(10)	(543)	(15)	(19)
EPS	$1.50	$0.03	$0.58	$0.01	$2.12	1	(2)

Profit and Loss drivers

Gross profit
The movement in Gross Margin in FY 2025 was a result of:
–Positive effects from geographic mix
– Negative effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Datroway, Tezspire, Koselugo) has a negative impact on Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca's Cost of sales line
– Pricing adjustments, e.g. to sales reimbursed by the Medicare Part D programme in the US, diluted the Gross Margin
– Royalty buyout expenses of $235m, incurred in the fourth quarter
– Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense
The increase in R&D expense (Reported and Core) in the period was driven by:
– Positive data readouts for high-value pipeline opportunities that have ungated late-stage trials
– Investment in platforms, new technology and capabilities to enhance R&D capabilities
– Addition of R&D projects following completion of previously announced business development activity
– The change in Reported R&D expense also reflects a $753m impairment charge recorded against the vemircopan (ALXN2050) intangible asset in FY 2024.

SG&A expense
– The increase in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands
– The change in Reported SG&A expense also reflects a $504m impairment charge recorded against the Andexxa intangible asset in FY 2024

Other operating income and expense
– Other operating income in FY 2025 consisted primarily of royalties and an upfront fee income on a divestment

Net finance expense
Core Net finance expense decreased 7% (6% at CER) in FY 2025, principally due to changes in interest on tax, with movements in borrowing expenses broadly offset by lower interest income on cash balances.

Taxation
The effective Reported and Core tax rates for the twelve months to 31 December 2025 were 18% (FY 2024: 19%).

Dividends
A second interim dividend of $2.17 per share (159.5 pence, 19.49 SEK) has been declared, resulting in a full-year dividend per share of $3.20.
– Dividend payments are normally paid as follows:
– First interim dividend - announced with half-year and second-quarter results and paid in September
– Second interim dividend - announced with full-year and fourth-quarter results and paid in March
– Dates for the FY 2025 second interim dividend: ex-dividend 19 February 2026 (for shares traded on the London Stock Exchange or Nasdaq Stockholm), ex-dividend 20 February 2026 (for shares traded on the New York Stock Exchange), record date 20 February 2026, payable on 23 March 2026

Cash Flow

Table 12: Cash Flow summary: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m	Change$m
Reported Operating profit	13,743	10,003	3,740
Depreciation, amortisation and impairment	5,733	6,688	(955)
Movement in working capital and short-term provisions	(1,137)	(893)	(244)
Gains on disposal of intangible assets	(168)	(64)	(104)
Fair value movements on contingent consideration arising from business combinations	(97)	311	(408)
Non-cash and other movements	662	(121)	783
Interest paid	(1,316)	(1,313)	(3)
Taxation paid	(2,845)	(2,750)	(95)
Net cash inflow from operating activities	14,575	11,861	2,714
Net cash inflow before financing activities	7,767	3,881	3,886
Net cash outflow from financing activities	(7,544)	(3,996)	(3,548)

Net cash flow
The change in Net cash inflow from operating activities of $2,714m is primarily driven by the increased Operating profit in FY2025.

The change in Net cash inflow before financing activities of $3,886m is primarily driven by, in addition to the change in Net cash inflow from operating activities, a reduction of $2,705m in cash outflow relating to the Acquisitions of subsidiaries, net of cash acquired, offset by an increase of $1,052m relating to capital expenditure on tangible assets and software-related intangible assets. In FY2024 the cash outflow relating to the Acquisitions of subsidiaries, net of cash acquired, included $1,997m related to the acquisition of Fusion Pharmaceuticals Inc. and $774m related to the acquisition of Gracell Biotechnologies Inc.The change in Net cash outflow from financing activities of $3,548m is primarily driven by the issue of new long-term loans of $6,492m in FY2024, with no issuance in FY2025, and offset by the repayment of loans of $2,029m in the current period compared to $4,652m of loans repaid in comparative period.

Capital expenditure
Capital expenditure on tangible assets and software-related intangible assets amounted to $3,270m in FY 2025 (FY 2024: $2,218m). The increase of capital expenditure in FY2025 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt
Net debt decreased by $1,196m in the twelve months to 31 December 2025 to $23,374m. Details of the committed undrawn bank facilities are disclosed within the Going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Net debt

Table 13: Net debt summary
	At 31 Dec 2025 $m	At 31 Dec 2024 $m
Cash and cash equivalents	5,711	5,488
Other investments	30	166
Cash and investments	5,741	5,654
Overdrafts and short-term borrowings	(644)	(330)
Lease liabilities	(1,803)	(1,452)
Current instalments of loans	(2,460)	(2,007)
Non-current instalments of loans	(24,715)	(26,506)
Interest-bearing loans and borrowings (Gross debt)	(29,622)	(30,295)
Net derivatives	507	71
Net debt	(23,374)	(24,570)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 14: Obligor group summarised Statement of comprehensive income: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(27)	(34)
Loss for the period	(1,756)	(1,182)
Transactions with subsidiaries that are not issuers or guarantors	7,588	1,661

Table 15: Obligor group summarised Statement of financial position
	At 31 Dec 2025 $m	At 31 Dec 2024 $m
Current assets	34	54
Non-current assets	124	-
Current liabilities	(2,975)	(2,347)
Non-current liabilities	(24,687)	(26,603)
Amounts due from subsidiaries that are not issuers or guarantors	19,322	18,272
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Capital allocation

The Group's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.
In approving the declaration of dividends, the Board considers both the liquidity of the Company and the level of reserves legally available for distribution.
In FY 2026, the Company intends to increase the annual dividend declared to $3.30 per share. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.
The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.
In FY 2025, capital expenditure on tangible assets and Software-related intangible assets amounted to $3,270m. In FY 2026 the Group expects to increase expenditure on tangible assets and Software-related intangible assets by approximately a third driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency.Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.

Table 16: Currency sensitivities
Currency	Primary Relevance	Exchange rate vs USD (average rate in period)					Annual impact of 5% strengthening vs USD1 ($m)
		FY 20252	YTD 20263	Change (%)	At 30 Jan 20264	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.88	0.85	4	0.84	6	499	234
CNY	Total Revenue	7.19	6.97	3	6.95	4	329	178
JPY	Total Revenue	149.64	156.99	(5)	153.77	(3)	179	120
GBP	Operating expense	0.76	0.74	2	0.73	4	50	(180)
SEK	Operating expense	9.81	9.12	8	8.85	11	9	(71)
Other							615	339
1. Assumes the average exchange rate vs USD in FY 2026 is 5% higher than the average rate in FY 2025. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2. Based on average daily spot rates 1 January 2025 to 31 December 2025.
3. Based on average daily spot rates 1 January 2026 to 30 January 2026.
4. Based on average daily spot rates on 30 January 2026.

Condensed consolidated financial statements

Table 17: Condensed consolidated statement of comprehensive income: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
- Product Sales	55,573	50,938
- Alliance Revenue	3,067	2,212
Product Revenue	58,640	53,150
Collaboration Revenue	99	923
Total Revenue	58,739	54,073
Cost of sales	(10,633)	(10,207)
Gross profit	48,106	43,866
Distribution expense	(579)	(555)
Research and development expense	(14,232)	(13,583)
Selling, general and administrative expense	(19,933)	(19,977)
Other operating income and expense	381	252
Operating profit	13,743	10,003
Finance income	360	458
Finance expense	(1,694)	(1,742)
Share of after tax losses in associates and joint ventures	(7)	(28)
Profit before tax	12,402	8,691
Taxation	(2,169)	(1,650)
Profit for the period	10,233	7,041

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	290	80
Net gains on equity investments measured at fair value through Other comprehensive income	188	139
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	12
Tax expense on items that will not be reclassified to profit or loss	(94)	(43)
	384	188
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	2,387	(957)
Foreign exchange arising on designated liabilities in net investment hedges	18	(122)
Fair value movements on cash flow hedges	263	(129)
Fair value movements on cash flow hedges transferred to profit and loss	(314)	177
Fair value movements on derivatives designated in net investment hedges	14	39
Gains/(costs) of hedging	1	(21)
Tax (expense)/income on items that may be reclassified subsequently to profit or loss	(50)	25
	2,319	(988)
Other comprehensive income/(expense) for the period, net of tax	2,703	(800)

Total comprehensive income for the period	12,936	6,241

Profit attributable to:
Owners of the Parent	10,225	7,035
Non-controlling interests	8	6
	10,233	7,041

Total comprehensive income attributable to:
Owners of the Parent	12,920	6,236
Non-controlling interests	16	5
	12,936	6,241
Earnings per share
Basic earnings per $0.25 Ordinary Share	$6.60	$4.54
Diluted earnings per $0.25 Ordinary Share	$6.54	$4.50
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,563

Table 18: Condensed consolidated statement of comprehensive income: Q4 2025
For the quarter ended 31 December	2025 $m	2024 $m
- Product Sales	14,538	13,362
- Alliance Revenue	959	714
Product Revenue	15,497	14,076
Collaboration Revenue	6	815
Total Revenue	15,503	14,891
Cost of sales	(3,118)	(2,725)
Gross profit	12,385	12,166
Distribution expense	(153)	(143)
Research and development expense	(3,862)	(4,677)
Selling, general and administrative expense	(5,492)	(5,410)
Other operating income and expense	100	100
Operating profit	2,978	2,036
Finance income	135	64
Finance expense	(484)	(429)
Share of after tax losses in associates and joint ventures	-	(5)
Profit before tax	2,629	1,666
Taxation	(300)	(166)
Profit for the period	2,329	1,500

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	174	(56)
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income	209	(125)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	-
Tax (expense)/income on items that will not be reclassified to profit or loss	(81)	7
	302	(174)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	120	(1,500)
Foreign exchange arising on designated liabilities in net investment hedges	4	(38)
Fair value movements on cash flow hedges	6	(87)
Fair value movements on cash flow hedges transferred to profit and loss	4	176
Fair value movements on derivatives designated in net investment hedges	21	26
Costs of hedging	(7)	(23)
Tax income on items that may be reclassified subsequently to profit or loss	-	9
	148	(1,437)
Other comprehensive income/(expense) for the period, net of tax	450	(1,611)

Total comprehensive income/(expense) for the period	2,779	(111)

Profit attributable to:
Owners of the Parent	2,326	1,500
Non-controlling interests	3	-
	2,329	1,500

Total comprehensive income/(expense) attributable to:
Owners of the Parent	2,770	(110)
Non-controlling interests	9	(1)
	2,779	(111)
Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.50	$0.97
Diluted earnings per $0.25 Ordinary Share	$1.49	$0.96
Weighted average number of Ordinary Shares in issue (millions)	1,551	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,563	1,562

Table 19: Condensed consolidated statement of financial position
	At 31 Dec 2025	At 31 Dec 2024
Assets	$m	$m
Non-current assets
Property, plant and equipment	12,962	10,252
Right-of-use assets	1,741	1,395
Goodwill	21,242	21,025
Intangible assets	37,846	37,177
Investments in associates and joint ventures	302	268
Other investments	2,223	1,632
Derivative financial instruments	498	182
Other receivables	1,327	930
Income tax receivable	1,391	-
Deferred tax assets	5,819	5,347
	85,351	78,208
Current assets
Inventories	6,557	5,288
Trade and other receivables	15,177	12,972
Other investments	30	166
Derivative financial instruments	90	54
Income tax receivable	1,158	1,859
Cash and cash equivalents	5,711	5,488
	28,723	25,827
Total assets	114,074	104,035

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(3,104)	(2,337)
Lease liabilities	(382)	(339)
Trade and other payables	(25,280)	(22,465)
Derivative financial instruments	(81)	(50)
Provisions	(686)	(1,269)
Income tax payable	(1,084)	(1,406)
	(30,617)	(27,866)
Non-current liabilities
Interest-bearing loans and borrowings	(24,715)	(26,506)
Lease liabilities	(1,421)	(1,113)
Derivative financial instruments	-	(115)
Deferred tax liabilities	(3,500)	(3,305)
Retirement benefit obligations	(1,105)	(1,330)
Provisions	(918)	(921)
Income tax payable	(700)	(238)
Other payables	(2,379)	(1,770)
	(34,738)	(35,298)
Total liabilities	(65,355)	(63,164)

Net assets	48,719	40,871

Equity
Share capital	388	388
Share premium account	35,266	35,226
Other reserves	2,041	2,012
Retained earnings	10,972	3,160
Capital and reserves attributable to equity holders of the Parent	48,667	40,786
Non-controlling interests	52	85
Total equity	48,719	40,871

Table 20: Condensed consolidated statement of changes in equity
	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the Parent	Non-controlling interests	Total e quity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	7,035	7,035	6	7,041
Other comprehensive expense	-	-	-	(799)	(799)	(1)	(800)
Transfer to Other reserves	-	-	15	(15)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,602)	(4,602)	-	(4,602)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	38	-	-	38	-	38
Changes in non-controlling interests	-	-	-	-	-	61	61
Movement in shares held by Employee Benefit Trusts	-	-	(68)	-	(68)	-	(68)
Share-based payments charge for the period	-	-	-	660	660	-	660
Settlement of share plan awards	-	-	-	(621)	(621)	-	(621)
Net movement	-	38	(53)	1,658	1,643	62	1,705
At 31 Dec 2024	388	35,226	2,012	3,160	40,786	85	40,871

At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	10,225	10,225	8	10,233
Other comprehensive (expense)/income	-	-	(61)	2,756	2,695	8	2,703
Transfer to Other reserves	-	-	47	(47)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,846)	(4,846)	-	(4,846)
Dividends paid to non-controlling interests	-	-	-	-	-	(6)	(6)
Issue of Ordinary Shares	-	40	-	-	40	-	40
Changes in non-controlling interests	-	-	-	(214)	(214)	(43)	(257)
Movement in shares held by Employee Benefit Trusts	-	-	43	-	43	-	43
Share-based payments charge for the period	-	-	-	719	719	-	719
Settlement of share plan awards	-	-	-	(781)	(781)	-	(781)
Net movement	-	40	29	7,812	7,881	(33)	7,848
At 31 Dec 2025	388	35,266	2,041	10,972	48,667	52	48,719

Transfer to other reserves includes $70m in respect of the opening balance on the Cash flow hedge reserve. The cash flow hedge reserve was previously disclosed within Retained earnings but from 2025 is disclosed within Other reserves.

Table 21: Condensed consolidated statement of cash flows: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
Cash flows from operating activities
Profit before tax	12,402	8,691
Finance income and expense	1,334	1,284
Share of after tax losses of associates and joint ventures	7	28
Depreciation, amortisation and impairment	5,733	6,688
Movement in working capital and short-term provisions	(1,137)	(893)
Gains on disposal of intangible assets	(168)	(64)
Fair value movements on contingent consideration arising from business combinations	(97)	311
Non-cash and other movements	662	(121)
Cash generated from operations	18,736	15,924
Interest paid	(1,316)	(1,313)
Tax paid	(2,845)	(2,750)
Net cash inflow from operating activities	14,575	11,861

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(66)	(2,771)
Payments upon vesting of employee share awards attributable to business combinations	-	(3)
Payment of contingent consideration from business combinations	(1,164)	(1,008)
Purchase of property, plant and equipment	(2,810)	(1,924)
Disposal of property, plant and equipment	13	55
Purchase of intangible assets	(3,095)	(2,662)
Disposal of intangible assets	136	123
Purchase of non-current asset investments	(229)	(96)
Disposal of non-current asset investments	-	78
Movement in short-term investments, fixed deposits and other investing instruments	131	30
Payments to associates and joint ventures	(10)	(158)
Disposal of investments in associates and joint ventures	-	13
Interest received	286	343
Net cash outflow from investing activities	(6,808)	(7,980)
Net cash inflow before financing activities	7,767	3,881

Cash flows from financing activities
Proceeds from issue of share capital	40	38
Own shares purchased by Employee Benefit Trusts	(521)	(81)
Payments to acquire non-controlling interests	(183)	-
Issue of loans and borrowings	15	6,492
Repayment of loans and borrowings	(2,029)	(4,652)
Dividends paid	(4,971)	(4,629)
Hedge contracts relating to dividend payments	113	16
Repayment of obligations under leases	(372)	(316)
Movement in short-term borrowings	364	(31)
Payment of Acerta Pharma share purchase liability	-	(833)
Net cash outflow from financing activities	(7,544)	(3,996)

Net increase/(decrease) in Cash and cash equivalents in the period	223	(115)
Cash and cash equivalents at the beginning of the period	5,429	5,637
Exchange rate effects	46	(93)
Cash and cash equivalents at the end of the period	5,698	5,429

Cash and cash equivalents consist of:
Cash and cash equivalents	5,711	5,488
Overdrafts	(13)	(59)
	5,698	5,429

Notes to the Condensed consolidated financial statements

Note 1: Basis of preparation and accounting policies

These Condensed consolidated financial statements for the twelve months ended 31 December 2025 have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Condensed consolidated financial statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.
These Condensed consolidated financial statements comprise the financial results of AstraZeneca PLC for the years to 31 December 2025 and 2024 together with the Statement of financial position as at 31 December 2025 and 2024. The results for the year to 31 December 2025 have been extracted from the 31 December 2025 audited consolidated financial statements which have been approved by the Board of Directors. These have not yet been delivered to the Registrar of Companies but are expected to be published on 24 February 2026 within the Annual Report and Form 20-F Information 2025.
The financial information set out above does not constitute the Group's statutory accounts for the years to 31 December 2025 or 2024 but is derived from these accounts. The auditors have reported on those accounts: their reports (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year to 31 December 2025 or for 31 December 2024. Statutory accounts for the year to 31 December 2025 were approved by the Board of Directors for release on 10 February 2026.
Amendments to accounting standards issued by the IASB and adopted in the year ended 31 December 2025 did not have a material impact on the result or financial position of the Group and the Condensed consolidated financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2024.
The comparative figures for the financial year ended 31 December 2024 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report (i) was unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Product Revenue
Effetive 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue.
Product Revenue and Collaboration Revenue form Total Revenue.
Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.
Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.
There are no changes to the Revenue accounting policy regarding the types of transactions recorded in each revenue category. The comparative period has been retrospectively adjusted to reflect the additional subtotal, resulting in total Product Revenue being reported for the twelve months ended 31 December 2024 of $53,150m.

Going concern
The Group has considerable financial resources available. As at 31 December 2025, the Group has $10.6bn in financial resources (cash and cash equivalent balances of $5.7bn and undrawn committed bank facilities of $4.9bn that are available until April 2030), with $3.5bn of borrowings due within one year. These facilities contain no financial covenants, and in January 2026 their maturity was extended to April 2031.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings
The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2024.

Note 2: Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. In 2025, the Group recorded impairment charges of $8m (2024: $504m) in respect of launched products. Impairment charges recorded against products in development totalled $210m (2024: $1,073m).

EsoBiotec
The acquisition of EsoBiotec completed on 19 May 2025. The transaction is recorded as an asset acquisition based upon the concentration test permitted under IFRS 3 'Business Combinations', with consideration and net assets acquired of $403m, which included intangible assets acquired of $426m. Contingent consideration of up to $575m could be paid on achievement of regulatory milestones, those liabilities will be recorded when the relevant regulatory milestones are achieved.

Agreement with Merck on Koselugo
Intangible asset additions of $536m in the third quarter relate to the total of net upfront payment made, the present value of non-contingent future payments and a sales-related payment due to Merck & Co., Inc. (Merck) in connection with the restructuring of arrangements relating to Koselugo, recorded as an asset acquisition.

A regulatory milestone of $50m, and sales-related payment of $35m additionally fell due and were capitalised in the third quarter. Two more regulatory milestones totalling $125m were achieved and capitalised in the fourth quarter. Further contingent payments of up to $175m could be paid on achievement of regulatory milestones or on achievement of sales-related thresholds. Those liabilities will be recorded when milestones are triggered, or performance conditions have been satisfied. Sales-related payments are accrued and capitalised when considered probable with reference to the latest Group sales forecasts for approved indications at the present value of expected future cash flows.

Note 3: Net debt

Table 22: Net debt
	At 1 Jan 2025	Cash flow	Acquisitions	Non-cash and other	Exchange movements	At 31 Dec 2025
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(26,506)	-	-	2,418	(627)	(24,715)
Non-current instalments of leases	(1,113)	-	-	(259)	(49)	(1,421)
Total long-term debt	(27,619)	-	-	2,159	(676)	(26,136)
Current instalments of loans	(2,007)	2,014	-	(2,467)	-	(2,460)
Current instalments of leases	(339)	449	(1)	(472)	(19)	(382)
Collateral received from derivative counterparties	(181)	(292)	-	-	-	(473)
Other short-term borrowings excluding overdrafts	(90)	(72)	-	-	4	(158)
Overdrafts	(59)	47	-	-	(1)	(13)
Total current debt	(2,676)	2,146	(1)	(2,939)	(16)	(3,486)
Gross borrowings	(30,295)	2,146	(1)	(780)	(692)	(29,622)
Net derivative financial instruments	71	(346)	-	782	-	507
Net borrowings	(30,224)	1,800	(1)	2	(692)	(29,115)
Cash and cash equivalents	5,488	56	120	-	47	5,711
Other investments - current	166	(131)	-	-	(5)	30
Cash and investments	5,654	(75)	120	-	42	5,741
Net debt	(24,570)	1,725	119	2	(650)	(23,374)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2024. Net debt is a non-GAAP financial measure.
Net debt decreased by $1,196m in the twelve months to 31 December 2025 to $23,374m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.
The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2025 was $473m (31 December 2024: $181m) and the carrying value of such cash collateral posted by the Group at 31 December 2025 was $22m (31 December 2024: $129m).
The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives above.
During the twelve months ended 31 December 2025, Moody's upgraded the Group's solicited long term credit rating to A1 from A2, which occurred during Q1 2025. The short term rating remained at
P-1. There were no changes to Standard and Poor's credit ratings (long term: A+; short term: A-1).

Note 4: Financial Instruments
As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.
The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $458m (31 December 2024: $353m) and for which a fair value loss of $50m has been recognised in the twelve months ended 31 December 2025 (FY 2024: $9m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the twelve months ended 31 December 2025 are Level 1 fair value measurements, valued based on quoted prices in active markets.
Financial instruments measured at fair value include $2,231m of other investments, $4,224m held in money-market funds and $507m of derivatives as at 31 December 2025. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $458m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $22m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 31 December 2025, which have a carrying value of $29,622m in the Condensed consolidated statement of financial position, was $29,221m.
Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.
The contingent consideration balance relating to BMS's share of the global diabetes alliance of $257m (31 December 2024: $1,309m) is due for final payment in 2026.

Table 23: Contingent consideration
	2025			2024
	Diabetes alliance $m	Other $m	Total $m	Total $m
At 1 January	1,309	442	1,751	2,137
Additions through business combinations	-	-	-	198
Settlements	(1,054)	(110)	(1,164)	(1,008)
Revaluations	(44)	(53)	(97)	311
Discount unwind	46	14	60	113
At 31 December	257	293	550	1,751

Note 5: Legal proceedings and contingent liabilities
AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2024, the H1 2025 and the Q3 2025 results announcements (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.
As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.
In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.
AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the fourth quarter of 2025 and to 10 February 2026

Table 24: Patent litigation
Legal proceedings brought against AstraZeneca
Enhertu patent proceedings, US Considered to be a contingent liability
In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises
Enhertu with Daiichi Sankyo in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In
October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court.
AstraZeneca and Daiichi Sankyo have appealed the District Court's decision.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement.
The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the
USPTO issued a decision that the claims were unpatentable. Seagen has appealed this decision; the USPTO has intervened in the appeal.

In December 2025, the US Court of Appeals for the Federal Circuit issued decisions in both the District Court and PGR appeals finding that Seagen's patent is invalid and vacating the District Court's prior judgment and damages award.

Forxiga patent proceedings, Europe Considered to be a contingent liability
In November 2025, in France, Biogaran SAS challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
In Poland and in Portugal, multiple generic companies have challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
In Poland, in January 2026, AstraZeneca obtained interim injunctions against the generic companies that have challenged the patent.

Tagrisso patent proceedings, China Considered to be a contingent liability
In January 2025, an individual filed invalidity challenges against several Chinese patents protecting Tagrisso.
A hearing before the Chinese Patent Office (Patent Office) was held in July 2025.
In November 2025, the Patent Office issued decisions maintaining the compound patents.
In January 2026, the Patent Office dismissed the invalidity case against the formulation patent.

Legal proceedings brought by AstraZeneca
Calquence patent proceedings, US Considered to be a contingent asset
AstraZeneca received Paragraph IV notices relating to patents listed in the FDA Orange Book with reference to Calquence tablets from Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in April 2024 and from MSN Pharmaceuticals Inc. and MSN Laboratories Pvt. Ltd.
(collectively, MSN) in November 2024.

In response to these Paragraph IV notices, AstraZeneca filed patent infringement lawsuits against Cipla in May 2024 and against MSN in January 2025 in the US District Court for the District of Delaware (District Court). In the complaints, AstraZeneca alleges that a generic version of Calquence tablets, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. Trial has been scheduled for April 2027.

In December 2025, AstraZeneca entered into a settlement agreement with MSN and the District Court dismissed the corresponding litigation. The litigation with Cipla is ongoing.

Forxiga patent proceedings, Australia Considered to be a contingent asset
In December 2025, in the Federal Court of Australia, AstraZeneca initiated patent infringement litigation against Pharmacor Pty Limited in reference to one of the patents that protects Forxiga.
No trial date has been set.

Table 25: Product liability litigation
Legal proceedings brought against AstraZeneca
Farxiga and Xigduo XR, US Considered to be a contingent liability
AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR.
The parties have reached a settlement in principle for a non-material amount to resolve the single case scheduled for trial in March 2026.
All remaining claims are filed in Delaware State Court and the earliest trial is now scheduled for September 2026.

Table 26: Commercial litigation
Legal proceedings brought against AstraZeneca
Anti-Terrorism Act Civil Lawsuit, US Considered to be a contingent liability
In the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in the US District Court for the District of Columbia (District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013. The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In July 2020, the District
Court granted AstraZeneca's and the other defendants' motion to dismiss the lawsuit, which the DC Circuit Court of Appeals (the Appellate Court) reversed in January 2022.

In June 2024, the United States Supreme Court issued an order vacating the 2022 decision and remanding to the Appellate Court for reconsideration under new case law. In January 2026, after reconsideration, the Second Circuit issued a decision again allowing the claims to proceed and returning the matter to the District Court, where AstraZeneca has a separate motion to dismiss pending.

Definiens, Germany Considered to be a contingent liability
In July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (Sellers) regarding the 2014 share purchase agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46m in favour of the Sellers.

In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court (Court) to set aside the arbitration award.
In April 2025, the Court ruled in favour of AstraZeneca, annulled the arbitration award, and referred the dispute back to the same arbitration panel for a second determination.
In May 2025, the Sellers appealed the Court's decision to the German Federal Court of Justice (Court of Justice). AstraZeneca also appealed the decision to refer the dispute back to the same arbitration panel.
In January 2026, the Court of Justice upheld the Court's decision to annul the arbitration award and referred the dispute back to the same arbitration panel.

Novartis Advertising Litigation, US Considered to be a contingent liability
In October 2025, Novartis Pharmaceuticals Corp. filed a lawsuit in the US District Court for the District of Delaware alleging false and misleading representation claims under the Lanham Act and state law unfair competition and deceptive practices claims.
The complaint alleges that statements in AstraZeneca's marketing for treatment for paroxysmal nocturnal hemoglobinuria are false and misleading.

Soliris Antitrust Class Action, US Considered to be a contingent liability
In April 2025, AstraZeneca was named in a lawsuit filed in the US District Court for the District of Massachusetts (District Court) alleging antitrust claims on behalf of a potential class of end payors for Soliris from March 2022.
The plaintiff alleges that AstraZeneca violated federal and state antitrust and business practices laws by obtaining improper patents for Soliris, delaying biosimilar entry and improperly extending Soliris' market exclusivity.
In December 2025, the District Court partially granted AstraZeneca's motion to dismiss.

Table 27: Government investigations and proceedings
Legal proceedings brought against AstraZeneca
China Personal Information Infringement and Illegal Trade Matters, China Considered to be a contingent liability
In relation to the personal information infringement allegation, in April 2025, AstraZeneca Investment (China) Co., Ltd. received a Notice of Transfer to the Prosecutor from the Shenzhen Bao'an District Public Security Bureau regarding suspected unlawful collection of personal information.

In relation to the illegal trade allegation, in October 2025, AstraZeneca Investment (China) Co., Ltd. received a final appraisal opinion from the Shenzhen City Customs Office, informing AstraZeneca Investment (China) Co., Ltd. that the total amount of unpaid import taxes is
RMB 24m (approximately USD $3.5m). The import taxes mentioned in the Appraisal Opinion relate to Imfinzi, Imjudo, and Enhertu. In October 2025, AstraZeneca Investment (China) Co., Ltd. prepaid the full amount as voluntary compensation to the State. A fine of between one and five times the amount of these paid importation taxes may also be levied if AstraZeneca Investment (China) Co., Ltd. is found liable for illegal trade.
In November 2025, the Shenzhen Prosecutor concluded its evaluation. AstraZeneca Investment (China) Co., Ltd., the former EVP and one former senior employee were indicted on charges of unlawful collection of personal information and illegal trade, although no illegal gain to AstraZeneca Investment (China) Co., Ltd. was alleged resulting from unlawful collection of personal information.
The former EVP and former senior employee were additionally indicted on charges of medical insurance fraud. AstraZeneca Investment (China) Co., Ltd. has not been indicted on charges of medical insurance fraud.
The matters have been consolidated into one proceeding before the Shenzhen City Intermediate Court. No trial date has been scheduled.

Legal proceedings brought by AstraZeneca
340B State Litigation, US Considered to be a contingent asset
AstraZeneca has filed lawsuits against Arkansas, Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, North Dakota, Oklahoma, Oregon, Rhode Island, South Dakota, Tennessee, Utah, Vermont, and West Virginia
challenging the constitutionality of each state's 340B statute.
AstraZeneca has ongoing enforcement actions in Arkansas and Louisiana for alleged non-compliance with each state's 340B statute. In April 2025, an order was issued in the Arkansas proceeding requiring AstraZeneca to pause its contract pharmacy policy, which
AstraZeneca  has appealed.
In Arkansas, the Court denied a motion to dismiss.
In Colorado, the Court denied AstraZeneca's motion for a preliminary injunction, which AstraZeneca has appealed.
In Kansas, after obtaining a stipulation from the state that AstraZeneca's policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
In Louisiana, the Court denied AstraZeneca's motion for summary judgement, which AstraZeneca has appealed.
In Maryland and Mississippi, the Court denied AstraZeneca's motion for a preliminary injunction.
In Minnesota, the Court found that the government officials lacked enforcement authority and dismissed AstraZeneca's complaint for lack of standing.
In Missouri, the Court granted in part and denied in part the state's motion to dismiss.
In Oklahoma, the Court granted AstraZeneca's motion for a preliminary injunction, which Oklahoma has appealed.
AstraZeneca's lawsuits are stayed in Rhode Island, Utah, and West Virginia.

Calquence Inflation Reduction Act Litigation, US Considered to be a contingent asset
In December 2025, AstraZeneca filed a lawsuit in the US District Court for the District of Maryland challenging the US Department of Health and Human Services' interpretation of "qualifying single source drug" under the Inflation Reduction Act and its application in selecting Calquence for drug price negotiation.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 6: Analysis of Revenue and Other operating income and expense

Table 28: Product Sales year-on-year analysis: FY 2025

CER information in respect of FY 2025 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.
For the twelve months	World			US		Emerging Markets			Europe			Established RoW
ended 31 December		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	7,254	10	10	3,064	11	1,971	12	14	1,423	9	6	796	5	5
Imfinzi	6,063	29	28	3,509	35	640	34	38	1,239	31	26	675	(2)	(2)
Calquence	3,518	12	12	2,339	7	233	52	54	784	20	15	162	25	27
Lynparza	3,279	7	6	1,434	8	669	2	1	914	10	6	262	3	4
Enhertu	977	79	81	-	-	668	91	95	207	64	58	102	47	51
Zoladex	1,106	5	6	19	17	842	6	8	157	6	3	88	(11)	(10)
Truqap	728	69	68	586	44	23	n/m	n/m	85	n/m	n/m	34	n/m	n/m
Imjudo	346	23	23	227	26	22	40	43	52	43	38	45	(9)	(9)
Datroway	2	n/m	n/m	-	n/m	2	n/m	n/m	-	n/m	n/m	-	n/m	n/m
Other Oncology	425	(8)	(8)	9	(52)	280	(6)	(4)	19	(17)	(19)	117	(6)	(7)
Oncology	23,698	17	16	11,187	18	5,350	19	21	4,880	20	15	2,281	5	5
Farxiga	8,400	10	9	1,730	(1)	3,324	17	18	2,941	12	8	405	(3)	(3)
Crestor	1,216	5	6	45	(3)	1,041	11	12	1	(97)	(97)	129	(5)	(5)
Brilinta	823	(38)	(38)	393	(48)	273	(7)	(7)	147	(45)	(46)	10	(51)	(48)
Lokelma	698	29	28	301	18	129	50	52	129	39	34	139	29	28
Seloken	607	-	2	-	-	586	(1)	1	18	43	43	3	1	14
roxadustat	274	(17)	(17)	-	-	274	(17)	(17)	-	-	-	-	-	-
Wainua	212	n/m	n/m	204	n/m	4	n/m	n/m	4	n/m	n/m	-	-	-
Other CVRM	534	(28)	(28)	49	(74)	262	4	5	158	(30)	(32)	65	(17)	(17)
CVRM	12,764	3	2	2,722	(11)	5,893	10	12	3,398	4	-	751	(2)	(2)
Symbicort	2,885	-	-	1,193	1	801	(1)	1	560	-	(3)	331	1	3
Fasenra	1,981	17	16	1,195	14	117	27	29	482	19	15	187	29	30
Breztri	1,199	23	22	614	19	298	22	22	191	33	29	96	30	30
Tezspire	458	85	80	-	-	40	n/m	n/m	297	90	83	121	51	51
Saphnelo	686	45	44	596	40	16	n/m	n/m	49	89	81	25	52	52
Pulmicort	518	(24)	(24)	5	(21)	414	(27)	(27)	63	(12)	(15)	36	(1)	1
Airsupra	166	n/m	n/m	162	n/m	4	n/m	n/m	-	-	-	-	-	-
Other R&I	274	(31)	(32)	75	(55)	133	(21)	(21)	59	2	-	7	(5)	(2)
R&I	8,167	10	10	3,840	12	1,823	(4)	(3)	1,701	20	16	803	17	18
Beyfortus	281	(12)	(12)	184	(21)	-	-	-	94	12	12	3	58	53
Synagis	292	(35)	(34)	(3)	(57)	214	2	4	50	(56)	(57)	31	(76)	(76)
FluMist	272	6	3	28	1	5	n/m	n/m	210	3	(1)	29	19	19
Other V&I	1	(96)	(96)	-	n/m	1	(45)	(48)	-	n/m	n/m	-	n/m	n/m
V&I	846	(20)	(20)	209	(26)	220	3	5	354	(13)	(15)	63	(60)	(60)
Ultomiris	4,718	20	19	2,667	18	261	84	90	1,053	19	15	737	16	15
Soliris	1,837	(29)	(28)	1,092	(28)	405	(9)	(1)	200	(52)	(53)	140	(32)	(31)
Strensiq	1,678	19	18	1,332	14	104	94	84	123	25	21	119	23	23
Koselugo	662	25	22	219	3	228	29	25	161	57	51	54	38	38
Other Rare Disease	231	11	10	113	14	40	16	18	67	1	(2)	11	23	23
Rare Disease	9,126	5	5	5,423	3	1,038	22	26	1,604	2	(1)	1,061	7	7
Nexium	816	(6)	(5)	67	(30)	611	3	5	50	(18)	(20)	88	(26)	(26)
Other	156	(24)	(24)	(4)	n/m	121	(16)	(15)	34	(21)	(21)	5	18	17
Other Medicines	972	(9)	(8)	63	(43)	732	-	1	84	(19)	(20)	93	(25)	(24)
Total Medicines	55,573	9	9	23,444	8	15,056	11	13	12,021	11	7	5,052	3	3
The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 29: Product Sales year-on-year analysis: Q4 2025

The Q4 2025 information in respect of the three months ended 31 December 2025 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

For the quarter	World			US		Emerging Markets			Europe			Established RoW
ended 31 December		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	1,902	12	10	841	10	462	18	17	393	14	6	206	2	4
Imfinzi	1,747	39	37	1,025	42	178	57	53	359	42	32	185	10	12
Calquence	967	20	17	637	11	69	86	73	215	29	20	46	48	50
Lynparza	878	4	1	380	-	182	1	(5)	247	12	4	69	4	6
Enhertu	292	97	95	-	-	192	n/m	n/m	62	78	64	38	76	78
Zoladex	254	5	4	6	17	181	4	4	45	21	15	22	(14)	(12)
Truqap	233	43	41	174	18	7	n/m	n/m	40	n/m	n/m	12	n/m	n/m
Imjudo	93	27	26	62	36	5	1	3	16	56	45	10	(19)	(18)
Datroway	1	n/m	n/m	-	-	1	n/m	n/m	-	-	-	-	-	-
Other Oncology	103	(3)	(3)	3	(14)	65	-	-	4	(26)	(31)	31	(4)	(2)
Oncology	6,470	21	19	3,128	18	1,342	27	25	1,381	28	19	619	10	12
Farxiga	2,059	7	2	486	3	701	12	8	794	9	1	78	(24)	(22)
Crestor	275	6	6	9	(33)	233	12	12	-	n/m	n/m	33	(4)	(3)
Brilinta	158	(54)	(54)	67	(68)	71	15	13	18	(73)	(75)	2	(62)	(56)
Lokelma	181	21	19	75	-	30	62	61	38	45	34	38	24	26
Seloken	139	(1)	(1)	-	-	134	(2)	(2)	4	37	48	1	48	n/m
roxadustat	47	(37)	(37)	-	-	47	(37)	(37)	-	-	-	-	-	-
Wainua	69	66	64	67	60	-	n/m	n/m	2	n/m	n/m	-	-	-
Other CVRM	116	(39)	(40)	5	(89)	54	(18)	(18)	39	(30)	(34)	18	(31)	(30)
CVRM	3,044	(3)	(6)	709	(17)	1,270	6	4	895	1	(6)	170	(15)	(13)
Symbicort	704	3	2	289	(3)	177	16	15	154	7	1	84	(4)	(2)
Fasenra	530	12	10	309	3	36	56	51	131	19	11	54	38	41
Breztri	294	14	13	153	2	59	31	30	55	32	23	27	28	29
Tezspire	141	76	68	-	-	16	n/m	n/m	90	75	63	35	40	43
Saphnelo	203	38	37	175	33	6	n/m	n/m	15	74	61	7	34	41
Pulmicort	161	(2)	(6)	1	n/m	134	(5)	(9)	17	(18)	(25)	9	(12)	(10)
Airsupra	51	n/m	n/m	49	98	2	n/m	n/m	-	-	-	-	-	-
Other R&I	63	(60)	(60)	8	(92)	38	(4)	(6)	15	-	(3)	2	(4)	(2)
R&I	2,147	8	6	984	(1)	468	15	12	477	22	14	218	15	17
Beyfortus	59	(55)	(56)	48	(44)	-	-	-	11	(75)	(75)	-	n/m	n/m
Synagis	72	(29)	(31)	(2)	(72)	54	28	23	14	(61)	(63)	6	(82)	(81)
FluMist	140	(6)	(9)	8	n/m	4	n/m	n/m	128	(11)	(14)	-	n/m	n/m
Other V&I	1	n/m	n/m	-	n/m	1	(51)	(67)	-	n/m	n/m	-	-	-
V&I	272	(28)	(30)	54	(32)	59	32	26	153	(30)	(33)	6	(82)	(82)
Ultomiris	1,265	16	15	705	12	84	71	70	284	21	13	192	11	13
Soliris	401	(26)	(26)	247	(30)	79	1	5	41	(42)	(46)	34	(20)	(19)
Strensiq	490	17	15	379	8	43	n/m	n/m	34	34	25	34	25	28
Koselugo	163	(1)	(4)	62	10	39	(43)	(44)	46	58	46	16	44	46
Other Rare Disease	55	(9)	(11)	31	10	3	(68)	(66)	17	(12)	(18)	4	52	55
Rare Disease	2,374	4	3	1,424	-	248	12	10	422	11	4	280	9	11
Nexium	190	(3)	(4)	14	(27)	135	1	1	18	(7)	(13)	23	(7)	(6)
Other	41	(21)	(20)	-	n/m	33	(13)	(12)	7	(16)	(16)	1	(22)	(6)
Other Medicines	231	(7)	(7)	14	(41)	168	(2)	(1)	25	(10)	(14)	24	(8)	(6)
Total Medicines	14,538	9	7	6,313	5	3,555	15	13	3,353	12	5	1,317	4	6
The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 30: Alliance Revenue: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
Enhertu	1,798	1,437
Tezspire	673	436
Beyfortus	422	237
Datroway	77	-
Other royalty income	92	91
Other Alliance Revenue	5	11
Total	3,067	2,212

Table 31: Collaboration Revenue: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
Farxiga: sales milestones	87	56
Lynparza: sales milestones	-	600
Beyfortus: sales milestones	-	167
Koselugo: sales milestone	-	100
Other Collaboration Revenue	12	-
Total	99	923

Table 32: Other operating income and expense: FY 2025
For the twelve months ended 31 December	2025 $m	2024 $m
Total	381	252

Other shareholder information

Financial calendar
Announcement of Q1 2026 results: 29 April 2026

Dividend payment dates
Dividends are normally paid as follows:

First interim: Announced with the half year results and paid in September
Second interim: Announced with the full year results and paid in March

Dividend dates
Dividend	Announced	Ex-dividend date1: LSE, NASDAQ Stockholm	Ex-dividend date1: NYSE	Record date	Payment date
FY 2025 Second interim	10 Feb 2026	19 Feb 2026	20 Feb 2026	20 Feb 2026	23 Mar 2026
FY 2026 First interim2	27 Jul 2026	6 Aug 2026	7 Aug 2026	7 Aug 2026	8 Sep 2026

The completion of cross-border movements of shares by intermediaries between the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange is subject to the receiving broker identifying and confirming such movements. Where a cross-border movement of shares is initiated but not completed by the relevant dividend record dates (being 20 February 2026 and, provisionally, 7 August 2026), the dividend in respect of those shares will be received in the originating market on the relevant dividend payment date.

Accordingly, shareholders are advised not to initiate any cross-border movements of shares:
(a)
during the period from 18 February 2026 to 20 February 2026 (inclusive) in respect of the FY 2025 Second interim dividend; and
(b)
during the period from 5 August 2026 to 7 August 2026 (inclusive) in respect of the FY 2026 First interim dividend2.

Contact details
For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence
Registered office	UK Registrar and Transfer Office	Swedish Central Securities Depository	US Registrar and Transfer Agent
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	Computershare Investor Services PO Box 43078 Providence RI, 02940-3078
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 707 1682 (UK only)	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 370 707 1682		+1 (781) 575 2844

Trademarks
Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.
Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:
This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

– the risk of failure or delay in delivery of pipeline or launch of new medicines;
– the risk of failure to meet regulatory or ethical requirements for medicine development or approval;
– the risk of failures or delays in the quality or execution of the Group's commercial strategies;
– the risk of pricing, affordability, access and competitive pressures;
– the risk of failure to maintain supply of compliant, quality medicines;
– the risk of illegal trade in the Group's medicines;
– the risk of reliance on third-party goods and services;
– the risk of failure in information technology or cybersecurity;
– the risk of failure of critical processes;
– the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives;
– the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;
– the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;
– the risk of failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery anti-corruption, anti-fraud and scientific exchanges;
– the risk of the safety and efficacy of marketed medicines being questioned;
– the risk of adverse outcome of litigation and/or governmental investigations;
– intellectual property risks related to the Group's products;
– the risk of failure to achieve strategic plans or meet targets or expectations;
– the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;
– the risk of failure in internal control, financial reporting or the occurrence of fraud; and
– the risk of unexpected deterioration in the Group's financial position.

Glossary

1L, 2L, etc	First line, second line, etc
AHA	American Heart Association
aHUS	Atypical haemolytic uraemic syndrome
AI	Aromatase inhibitors
ALK	Anaplastic lymphoma kinase gene
ASH	American Society for Hematology
ATTRv / -CM / -PN	Hereditary transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy
BLA	Biologics License Application
BSI	British Standards Institution
BTC	Biliary tract cancer
BTKi	Bruton tyrosine kinase inhibitor
CER	Constant exchange rates
CHMP	Committee for Medicinal Products for Human Use (EU)
CI	Confidence interval
CKD	Chronic kidney disease
CLL	Chronic lymphocytic leukaemia
CN	China
COPD	Chronic obstructive pulmonary disease
CRL	Compete Response Letter
ctDNA	Circulating tumour DNA
CTx	Chemotherapy
CVRM	Cardiovascular, Renal and Metabolism
dMMR	DNA mismatch repair
eBC	Early breast cancer
EBITDA	Earnings before interest, tax, depreciation and amortisation
EGFR / m	Epidermal growth factor receptor gene / mutation
EGPA	Eosinophilic granulomatosis with polyangiitis
EPS	Earnings per share
EU	Europe (in financial tables) or European Union
EVH	Extravascular haemolysis
EVP	Executive Vice President
FDA	US Food and Drug Administration
FDC	Fixed dose combination
FLOT	Fluorouracil, oxaliplatin and docetaxel
FY	Full year / Financial year
GAAP	Generally Accepted Accounting Principles
GEJ	Gastro oesophageal junction
GI	Gastrointestinal
GIPR	Glucose-dependent insulinotropic polypeptide receptor agonist
GLP1 / -R	Glucagon-like peptide-1 / receptor agonist
gMG	Generalised myasthenia gravis
HCC	Hepatocellular carcinoma
HER2 / +/- /low /m	Human epidermal growth factor receptor 2 gene / positive / negative / low expression / gene mutant
HF/ pEF / rEF	Heart failure / with preserved ejection fraction / with reduced ejection fraction
HPP	Hypophosphatasia
HR / + / -	Hormone receptor / positive / negative
IAS / B	International Accounting Standards / Board
ICS	Inhaled corticosteroid
IFRS	International Financial Reporting Standards
IHC	Immunohistochemistry
IL-5, IL-33, etc	Interleukin-5, Interleukin-33, etc
IO	Immuno-oncology
IP	Intellectual Property
ISH	In situ hybridization
JP	Japan
LABA	Long-acting beta-agonist
LAMA	Long-acting muscarinic-agonist
LSE	London Stock Exchange
mBC	Metastatic breast cancer
MCL	Mantle cell lymphoma
n/m	Growth rate not meaningful
NF1	Neurofibromatosis type 1
NHS	National Health Service (UK)
NMOSD	Neuromyelitis optica spectrum disorder
NRDL	National reimbursement drug list
NSCLC	Non-small cell lung cancer
NYSE	New York Stock Exchange
OS	Overall survival
PARP	Poly ADP ribose polymerase
PD	Progressive disease
pMMR	proficient mismatch repair
PNH	Paroxysmal nocturnal haemoglobinuria
PSA	Prostate-specific antigen
R&I	Respiratory & Immunology
SABCS	San Antonio Breast Cancer Symposium
SBP	systolic blood pressure
SC	Subcutaneous
SEA	Severe eosinophilic asthma
SEC	Securities Exchange Commission (US)
SG&A	Sales, general and administration
SGLT2	Sodium-glucose cotransporter 2
SLE	Systemic lupus erythematosus
SMI	Sustainable Markets Initiative
SPA	Share Purchase Agreement
TNBC	Triple negative breast cancer
VBP	Volume-based procurement
YTD	Year to date
V&I	Vaccines & Immune Therapies

1  The ex-dividend dates for the principal markets differ due to the different settlement cycles currently applicable in the UK for shares trading on the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange. Shareholders should consider the applicable ex-dividend date for the securities they hold in each market.
2  Provisional dates, subject to Board approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 February 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary
&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD;